[redacted]

09059957

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-17530

REPORT FOR THE PERIOD BEGINNING	01/01/08 MM/DD/YY	AND ENDING	12/31/08 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: | OFFICIAL USE ONLY

Johnston, Lemon & Co. Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Vermont Ave, NW

(No. and Street)

Washington	**DC**	**20005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth I. Miller	**(202) 842-5618**
Senior Vice President and Chief Financial Officer	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

Ernst & Young

8484 Westpark Drive	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC Mail Processing
Section
MAR 09 2009
Washington, DC
111

0902-1025108_MCL

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
8484 Westpark Drive
Mclean, Va 22102
Tel: 703 747 1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2009

0902-1025108_MCL

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 578,296
Securities owned, at market value *(Notes 2 and 4)*	6,127,103
Office equipment and leasehold improvements, net of accumulated depreciation of $1,266,859 *(Note 1)*	71,781
Other assets *(Note 6)*	542,942
Receivable from clearing organization	121,579
Total assets	$ 7,441,701
Liabilities and stockholders' equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 40,480
Accrued compensation	278,591
Accounts payable and accrued expenses	1,031,832
Current taxes payable due to parent *(Note 8)*	323,147
Deferred tax liability (*Note 8*)	175,291
Total liabilities	1,849,341
Commitments and contingencies *(Notes 3 and 4)*	
Total stockholders' equity	5,592,360
Total liabilities and stockholders' equity	$ 7,441,701

See accompanying notes.

1. Summary of Significant Accounting Policies

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with an arrangement with its disbursing bank, the Company draws checks on accounts at this bank and deposits daily in the accounts an amount equal to checks presented to the bank for payment on the previous day.

The Company earns revenues from several sources including agency commissions, fund revenues, principal transactions, syndicate transactions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned, including securities sold but not yet purchased, securities held for trading purposes, and marketable equity securities held for investment purposes are valued based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $7,204 at December 31, 2008. At December 31, 2008, securities owned consisted of the following:

	Securities Owned	Securities Sold But Not Yet Purchased
Trading and syndicate positions:		
Equity securities	$ 4,805	$ –
Municipal securities	501,561	40,480
Taxable fixed income	112,170	–
Investment positions:		
U.S. government and securities	499,995	–
Money market	127,922	–
Equity securities	4,880,650	–
	$ 6,127,103	$ 40,480

The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

Fair Value Measurement

Effective January 1, 2008, the Company adopted Statement of Accounting Standard No. 157 (FAS 157), Fair Value Measurement, which establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

2. Securities Owned (continued)

Fair Value Measurement (continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FAS 157, are used to measure fair value. The standard does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Fair Value Measurements on a Recurring Basis as of December 31, 2008		
	Level 1	**Level 2**	**Level 3**
Assets			
Securities owned	$ 5,513,372	$ 613,731	$ –
Liabilities			
Securities sold by not yet purchased	$ –	$ 40,480	$ –

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2012. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges.

3. Commitments and Contingencies (continued)

Minimum lease obligations under the noncancelable lease, before allocations to the Holding company and affiliates, are as follows:

2009	$ 776,000
2010	795,000
2011	815,000
2012	413,000
	$ 2,799,000

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any claims.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks (continued)

collateral in compliance with various regulatory and internal guidelines and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,747,719, which was $3,497,719 in excess of required net capital. The Company's net capital ratio was 0.47 to 1.

6. Reconciliation of Assets and Liabilities to Regulatory Reports

The X-17 A-5 pertains to the non-consolidated Broker Dealer entity; as such, the amount per Form X-17 A-5 does not include the consolidated subsidiaries of Johnston Lemon Asset Management and JL Financial Services. Also, adjustments were made to the Broker Dealer entity after filing of the Form X-17 A-5. A reconciliation of amounts reported herein to amounts reported by the Company as of December 31, 2008, on Form X-17 A-5, filed with the SEC is as follows:

6. Reconciliation of Assets and Liabilities to Regulatory Reports (continued)

	Amount per Form X-17 A-5	Reclassifications and Adjustments	Amount per Financial Statements
Assets			
Cash	$ 567,701	$ 10,595	$ 578,296
Securities	6,127,153	(50)	6,127,103
Office equipment	68,077	3,704	71,781
Other assets	151,786	391,156	542,942
Receivable from clearing organization	121,579	–	121,579
	$ 7,036,296	$ 405,405	$ 7,441,701
Liabilities			
Securities sold but not yet purchased	$ 40,480	$ –	$ 40,480
Accrued comp, accounts payable, accrued expenses, and current and deferred taxes payable	1,484,956	323,905	1,808,861
	1,525,436	323,905	1,849,341
Stockholder's equity	5,510,860	81,500	5,592,360
	$ 7,036,296	$ 405,405	$ 7,441,701

7. Related-Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges.

Net amounts receivable from these affiliates totaled $65,650 at December 31, 2008 and is included in other assets in the accompanying consolidated financial statements.

8. Income Taxes

Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

8. Income Taxes (continued)

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

The deferred tax liability results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under SFAS No. 109, the components of the net deferred tax liability were as follows at December 31, 2008:

Unrealized appreciation	$(296,550)
Provision for losses in excess of deductions	92,868
Accrued compensation	4,429
Depreciation	1,970
Other	21,992
Total deferred tax liability	$(175,291)

9. Employee Benefit Plans

The Holding Company has a defined contribution Savings Plan covering substantially all full-time Company employees. The Holding Company also provides certain health and life insurance benefits for active Company employees.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
Mclean, Va 22102
Tel: 703 747 1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Johnston, Lemon & Co. Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Johnston, Lemon & Co. Incorporated (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2009

Ernst & Young LLP

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Consolidated Statement of Financial Condition

Johnston, Lemon & Co. Incorporated
Year Ended December 31, 2008 with Report and
Supplementary Report of
Independent Registered Public Accounting Firm